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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Santangelo – 212-317-5096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Michael Santangelo____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Swiss Re Capital Markets Corporation____, as of ____December 31, 2008____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Financials and Operations Principal
Title

Josephine Timmons 3/13/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPHINE TIMMONS
NOTARY PUBLIC, State of New York
No. 01[illegible]
Qualified in [illegible] County
Commission Expires April 18, 2010

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2008

Swiss Re Capital Markets Corporation
Index
December 31, 2008

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To The Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers L.L.P.

March 13, 2009

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
Year Ended December 31, 2008

Assets		
Cash and cash equivalents	$	20,215,050
Securities purchased under agreements to resell, with SRFPC		84,401,969
Financial contracts receivable, at fair value, with SRFPC		405,109
Receivable from third party		257,000
Prepaid expenses		276,152
Property, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $836,574		730,180
Taxes receivable		559,314
Other assets		803,144
Total assets	$	107,647,918
Liabilities		
Accounts payable and accrued expenses	$	3,175,404
Payable to SRFPC and Parent		11,661,835
Current income taxes payable		2,584,411
Deferred tax liability		111,563
Total liabilities		17,533,213
Liabilities subordinated to claims of general creditors		-
Stockholder's equity		
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		57,499,999
Retained earnings		32,614,705
Total stockholder's equity		90,114,705
Total liabilities and stockholder's equity	$	107,647,918

The accompanying notes are an integral part of this consolidated statement of financial condition

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving the sale of securities that are sensitive to insurance risks ("CAT Securities"). Additionally, the Company may maintain positions in these securities as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT Securities and structured credit transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10 million representing all of the currently outstanding shares of SRCMJ. SRCMJ is a Delaware corporation incorporated on August 15, 2002 and registered with the Japan Financial Services Agency for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ operates in Tokyo through a branch office. The functional currency of SRCMJ is the U.S. dollar. On December 17, 2008, the Parent decided to cease the operations of SRCMJ in 2009.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, SRCMJ. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions
Securities transactions are recorded on the trade date. Profits and losses arising from all securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2008, cash and cash equivalents include demand deposits of $18.3 million in large US and Japanese banks and a $1.9 million investment in a money market fund. Money Market fund is in a large financial institution investing primarily in short-term U.S. government and agency securities. Cash and cash equivalents include $1.0 million restricted cash at a large Japanese bank for regulatory purposes.

Property, Equipment and Leasehold Improvements
Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years. Leasehold improvements are stated at cost and amortized on a straight-line basis over the shorter of the economic useful lives of the assets or the date of the termination of the lease.

Asset Retirement Obligations
Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No.143"), addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset.

As of December 31, 2008, an asset of $24 thousand and a liability of $243 thousand were included in other assets and in accounts payable and accrued expense, respectively, in the consolidated statement of financial condition. These amounts were recorded in accordance with SFAS No.143 and relates to a commitment to return property subject to an operating lease to its original condition upon lease termination.

Securities Purchased Under Agreements to Resell
Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized financings and are carried in the consolidated statement of financial condition at their contractual amount plus accrued interest. At December 31, 2008, the Company had a reverse repo with SRFPC.

It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the contract value and accrued interest of open reverse repos. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has accepted collateral with a fair value of $84.4 million that the Company is permitted by contract, to sell or repledge, and none has been sold or repledged as of December 31, 2008. The collateral is being held at one large U.S. bank.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Fair Value Option
The Company adopted SFAS No. 159, "Fair Value Option for financial assets and liabilities" as of January 1, 2008. The Standard permits entities to choose on an instrument-by-instrument basis, at specified election dates, to measure financial assets and liabilities and certain other items at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected must be reported in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. As of December 31, 2008 the Company had not elected the fair value option for any financial assets or liabilities.

Fair Value Measurements
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The Company adopted SFAS No. 157, "Fair Value Measurements" as of January 1, 2008 which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs

(level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This statement clarifies that determining fair value in an active or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs, to determine fair value when markets are not active and relevant observable inputs are not available. The Company's fair value measurement policies are consistent with the guidance in FASB Staff Position (FSP) FAS No. 157-3.

Credit risk is an essential component of fair value. The Company calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and on derivative liabilities at a rate which incorporates the Company's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk.

Financial Contracts Receivable, at fair value, with SRFPC
Financial contracts receivable is a forward contract with SRFPC carried at fair value. Fair value is based on internal model valuation with market inputs. FX forwards are classified within level 2 of the fair value hierarchy.

Income Taxes
Income tax expense or benefit is based on income reported in the financial statements. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. There was no impact from FIN 48 in 2008.

Benefit Plan
SRCMJ has one employee benefit plan for its employees in Japan. There are no plan assets associated with the plan. The benefits are based on years of service and a percentage of the employee's compensation. At December 31, 2008, a payable of $360 thousand relating to this plan is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Financial Instruments

The Company does not use forward contracts for trading purposes, but for economic hedging purposes. Unrealized gains or losses on the forward contract are recognized currently in other income in the consolidated statement of income and in financial contracts receivable or financial contracts payable, at fair value, with SRFPC in the consolidated statement of financial condition.

4. Other Assets

Other assets in the consolidated statement of financial condition consist primarily of a lease deposit, various memberships and SFAS No. 143 restoration costs, all relating to SRCMJ.

5. Commitments and Guarantees

The Tokyo branch office of SRCMJ has a contractual obligation under a non-cancellable operating lease agreement which expires on July 31, 2009. The future minimum rental payments are approximately $202 thousand in 2009.

FIN 45 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Related Party Transactions

The Company has an agreement with SRFPC, whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC, including occupancy costs and compensation and benefits attributable to SRFPC employees. At December 31, 2008, a payable of $10.9 million related to this activity is included in the payable to SRFPC and Parent in the consolidated statement of financial condition.

The Company has one reverse repo with SRFPC in the amount of $84.4 million, including accrued interest.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments. At December 31, 2008, a receivable of $2.8 million related to this activity is recorded, net, in the payable to SRFPC and Parent in the consolidated statement of financial condition.

SRCMJ entered into a foreign exchange forward contract with SRFPC in order to economically hedge its foreign currency exposure. The forward contract is carried at fair value, with changes in fair value reflected in other income in the consolidated statement of income. The fair value of the contract as of December 31, 2008 is an asset of approximately $405 thousand.

The Company has an agreement with SRFPC whereby certain services are performed in Japan on behalf of SRFPC. SRFPC reimburses the Company for all Japan related costs plus a mark-up of 8%. At December 31, 2008, a payable of $3.6 million representing the unearned revenue related to this activity is included in the payable to SRFPC and Parent in the consolidated statement of financial condition.

The Company acts as introducing agent or underwriter on certain CAT and Credit securities transactions for related parties.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agreed to issue revolving credit loans to the Company from time to time not to exceed $750 million in the aggregate with the outstanding balance available in computing net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility was amended in 2008 to mature on July 15, 2013. The facility bears interest based on LIBOR.

7. Income Taxes

For the year ended December 31, 2008, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2008, SRCMJ has net operating losses of approximately $391 thousand available for federal purposes which will expire between 2024 and 2027. These losses and basis differences, in connection with accrued pensions, accrued asset retirement obligations, AMT credit carryforwards and foreign exchange activity comprise the Company's net deferred tax liability.

During the year ended December 31, 2008, a valuation allowance against the U.S. deferred tax asset of SRCMJ decreased from $580 thousand to $0, as the recoverability is now more likely than not. This assessment was based on the expected repatriation of branch income due to the planned closure of SRCMJ operations in 2009.

As of December 31, 2008, the total amount of unrecognized tax benefits, including interest and penalties, was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2002 through 2004 audit cycle, with no adjustments to the Company. An examination of the 2005 through 2007 audit cycle will begin in 2009.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward and foreign exchange contracts. These derivative financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Forward contracts provide for the delayed delivery of the underlying instrument. The credit risk for forward contracts is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

9. Closure of Swiss Re Capital Markets Japan Corporation

On December 17, 2008, the Parent agreed to the closure of SRCMJ in 2009 in order to align the Insurance Capital Markets business in Japan with the global approach.

The balance sheet of SRCMJ as of December 31, 2008 is as follows:

Assets	
Cash and cash equivalents	$ 16,273,103
Financial contracts receivable, at fair value, with SRFPC	405,109
Prepaid expenses	163,956
Property, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $836,574	730,180
Taxes receivable	559,314
Other assets	802,144
Total assets	$ 18,933,806
Liabilities	
Accounts payable and accrued expenses	$ 3,175,404
Payable to SRCMC, SRFPC and Parent	6,143,294
Current income taxes payable	16,437
Deferred tax liability	111,563
Total liabilities	9,446,698
Stockholder's equity	
Common stock - $1 par value - 100 shares authorized, issued and outstanding	100
Common stock - $100,000 par value - 100 shares authorized, issued and outstanding	10,000,000
Retained earnings	(512,892)
Total stockholder's equity	9,487,108
Total liabilities and stockholder's equity	$ 18,933,806

10. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company's net capital of $74.8 million exceeded required net capital of $899 thousand by $73.9 million. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

The assets and liabilities of SRCMJ have been consolidated in the financial statements but have not been consolidated in the Company's net capital computation as shown in supplementary schedule I, nor have they been included in the Company's unaudited Part II FOCUS report as of December 31, 2008 (Form X-17A-5).

The Company is exempt from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.